SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ n.º 06.164.253/0001-87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF EXECUTIVE OFFICERS'
MEETING HELD ON JULY 10 TH, 2006

I. Date, Time and Place: 10 of July, 2006, at 9:00 a.m., at Rua Gomes de Carvalho, No. 1.629, 15 th floor, in the City of São Paulo, State of São Paulo. II. Call: Members of the Board of Executive Officers were called by the Chief Executive Officer, as required by the Company's by-laws. III . Attendance: All the members of the Board of Executive Officers. IV. Board Composition: Mr. Constantino de Oliveira Júnior, as President and Mr. Richard Freeman Lark Jr., as Secretary. V. Agenda: Analysis and discussion of the proposal to be submitted to approval by the General Shareholders' Meeting, relating to certain terms and conditions applicable to the debentures convertible into preferred shares of the Company ("Debentures") and to the securities convertible into American Depositary Shares ("ADSs") representing preferred shares of the Company ("Notes"). VI. Resolutions: The members of the Board of Executive Officers resolved, by unanimity, submit to the General Shareholders' Meeting a proposal for: (i) increasing the Initial Dividend Threshold (as defined in item (e) of Annex III of the Minutes of the General Extraordinary Shareholders' Meeting dated as of June 19, 2006) to US$ 0.15 (or its equivalent in Brazilian reais) for each preferred share and/or ADS, as the case may be and (ii) defining parameters for the Conversion Rate for the Debentures and the Notes into preferred shares and/or ADSs, as the case may be, which shall be defined as an amount of shares between 20 to 25 shares or ADSs, as the case may be, per US$ 1,000.00 principal amount (or its equivalent in Brazilian reais) of Debentures and/or of Notes, as the case may be, being the final conversion rate of the Debentures and the Notes defined by the Board of Directors. VIII. Closing and Approval of the Minutes: Nothing else to be resolved, the works were suspended for the time necessary to register this minute. Reopened the works, the present minute was read and, found in conformity, executed by all present shareholders. IX. Place and Date: São Paulo, 10 of July of 2006. President – Mr. Constantino de Oliveira Júnior; Secretary – Richard Freeman Lark Jr. Attending all members of the Board of Executive Officers. The present is a truthful copy of the minute registered in the proper book.

_______________________________
Constantino de Oliveira Júnior
President

_______________________________
Richard Freeman Lark Jr.
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.